UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549










                                 ---------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 ---------------

                          SHAMAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    819319 10
                                 (CUSIP Number)

    William D. Savoy                            Gail J. Gordon
    Vulcan Ventures Incorporated                Foster Pepper & Shefelman PLLC
    110-110th Avenue N.E., Suite 550            1111 Third Avenue, Suite 3400
    Bellevue, WA  98004                         Seattle, WA  98101
    (206) 453-1940                              (206) 447-4400

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                January 31, 2000
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13nd-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                             ------------------------
 CUSIP NO.  819319 10                  13D              Page 2 of 7 Pages
            ---------
--------------------------                             ------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Washington
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
    SHARES                         0 shares
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       8    SHARED VOTING POWER
     EACH                          3,674,476 shares(1)
   REPORTING    ----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH                          0 shares
                ----------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   3,674,476 shares(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,674,476(1)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             ------------------------
 CUSIP NO.  819319 10                  13D              Page 3 of 7 Pages
            ---------
--------------------------                             ------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Paul G. Allen
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                               (b) |_|
--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
    SHARES                         0 shares
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       8    SHARED VOTING POWER
     EACH                          3,674,476 shares(1)
   REPORTING    ----------------------------------------------------------------
    PERSON        9    SOLE DISPOSITIVE POWER
     WITH                          0 shares
                ----------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                   3,674,476 shares(1)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,674,476 shares(1)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Introductory Note
-----------------

     This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D, filed by Vulcan Ventures Incorporated and Paul G. Allen on January 27, 2000, relating to the common stock, $0.001 par value per share (the "Common Stock"), of Shaman Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Except as otherwise stated, amounts set forth in this statement reflect a one-for-fifty reverse split of the outstanding Common Stock as of the close of business on January 31, 2000 and the automatic conversion of each share of the Issuer's Series R Stock into 31 shares of Common Stock (on a post-reverse split basis) on February 1, 2000.

     Only those items amended are reported herein. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

     On February 1, 2000, the 110,263 shares of Series R Stock held of record by Vulcan Ventures automatically converted into 3,418,153 shares of Common Stock.
Therefore, as of the date hereof, Vulcan Ventures owns of record and beneficially 20,000 shares of the Issuer's Series C Stock and 3,418,153 shares of Common Stock. In addition, assuming exercise of Warrants originally exercisable for shares of the Issuer's Series R Stock and now exercisable for shares of Common Stock at a price of $0.497 per share until August 23, 2002, Vulcan Ventures may be deemed to own an additional 258,323 shares of Common Stock. Therefore, the aggregate number of shares of Common Stock that Vulcan Ventures may be deemed beneficially to own is 3,676,476 shares, representing approximately 11.9% of the Common Stock outstanding as of February 1, 2000. This percentage is based upon 30,491,643 shares of Common Stock outstanding as of February 1, 2000, as reported to Vulcan Ventures by the Issuer. (That number is subject to upward adjustment for rounding in connection with the Issuer's reverse split as of January 31, 2000 and the automatic conversion of the Series R Stock.) The Issuer's Certificate of Incorporation prohibits conversion of the Series C Preferred to the extent such conversion would cause the holder's beneficial ownership of Common Stock to exceed 4.9% of the outstanding shares of Common Stock. Therefore, the shares of Common Stock into which the Series C Stock held by Vulcan Ventures is convertible are not deemed beneficially owned by Vulcan Ventures or Mr. Allen.

     As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power with Vulcan Ventures over the shares of the Issuer's capital stock owned by Vulcan Ventures. Therefore, Mr. Allen may be deemed the beneficial owner of such shares.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

     Since the date on which the Schedule 13D was filed, Vulcan Ventures and Mr. Allen have sold an aggregate of 5,459,812 shares pre-reverse split of Common Stock in over-the-counter transactions at the following pre-reverse split prices:

         ----------------- ------------------------- -----------------------
                           Number of Shares of       Gross Sales
         Date              Common Stock              Price Per Share
         ----------------- ------------------------- -----------------------
         1/28/99                    200,000                  .0990
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     60,000                  .1090
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    140,000                  .1100
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    185,000                  .1150
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     40,000                  .1180
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     55,000                  .1200
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     10,000                  .1250
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    100,000                  .1260
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     10,000                  .1270
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    200,000                  .1300
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    400,000                  .1350
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    100,000                  .1400
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    200,000                  .1480
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
         1/31/00                    250,000                  .0590
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    250,000                  .0600
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    509,812                  .0610
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    150,000                  .0625
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    100,000                  .0640
         ----------------- ----------------- ------- -------------- --------

         ----------------- ----------------- ------- -------------- --------
                                    250,000                  .0680
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    150,000                  .0700
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    100,000                  .0720
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    750,000                  .0740
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    500,000                  .0750
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    250,000                  .0760
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    100,000                  .0780
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    150,000                  .0790
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                    220,000                  .0800
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     10,000                  .0900
         ----------------- ----------------- ------- -------------- --------
         ----------------- ----------------- ------- -------------- --------
                                     20,000                  .0950
         ----------------- ----------------- ------- -------------- --------

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------- ------------------------------------------------------------------------

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.
-------  --------------------------------

         Exhibit           Description
         -------           -----------

           99.1 Joint Filing Agreement (Incorporated by reference to the Reporting Persons' Schedule 13D filed January 27, 2000 with respect to the Issuer's securities.)
           99.2            Power of Attorney filed on  August 30, 1999, with the
                           Schedule 13G of Vulcan Ventures, Incorporated and Paul G. Allen for Pathogenesis, Inc. (Incorporated herein by reference.)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    VULCAN VENTURES INCORPORATED





     February 2, 2000                By:      /s/ William D. Savoy
                                        ----------------------------------------
                                        William D. Savoy, Vice President


     February 2, 2000                                   *
                                     -------------------------------------------
                                     Paul G. Allen


                                     *By:     /s/ William D. Savoy
                                         ---------------------------------------
                                      William  D. Savoy as  Attorney-in Fact for
                                      Paul G.  Allen  pursuant  to  a  Power  of
                                      Attorney  filed on  August 30,  1999, with
                                      the  Schedule  13G  of  Vulcan  Ventures,
                                      Incorporated and Paul G. Allen for
                                      Pathogenesis, Inc. and incorporated herein
                                      by reference.

                                  EXHIBIT INDEX


         Exhibit           Description

           99.1 Joint Filing Agreement (Incorporated by reference to the Reporting Persons' Schedule 13D filed January 27, 2000 with respect to the Issuer's securities.)

           99.2            Power of Attorney filed on August 30, 1999, with  the
                           Schedule 13G of Vulcan Ventures, Incorporated and Paul G. Allen for Pathogenesis, Inc. (Incorporated herein by reference.)